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                                                                    Exhibit 3.5

               AGREEMENT, dated as of the 25th day of March, 2002, between Go2 Pharmacy, Inc., a Florida corporation having an address at 6950 Bryan Dairy Road, Largo, Florida 33777 ("Corporation"), and JB Capital Corp., a Florida corporation, having an address at 6950 Bryan Dairy Road, Largo, Florida 33777 ("Stockholder").

       1.      Recitals.

               Corporation previously issued 150,000 shares of series A preferred stock, no par value (the "Preferred Stock") which are now beneficially owned by and registered in the name of Stockholder. The Preferred Stock certificate of designation, powers, preferences and rights (the "Preferred Stock Designation") contains provisions requiring the mandatory redemption of the Preferred Stock under certain circumstances. Corporation and Stockholder wish to modify the rights and obligations for redemption of the Preferred Stock, upon the terms and conditions set forth herein.

       2.      Modified Redemption.

               Notwithstanding anything contained in the Preferred Stock Designation, the following amounts of Cash Basis Net Income (as hereafter defined) of the Corporation shall be used to redeem the Preferred Stock:

       Cash Basis Net Income                  Payment

       $0 to $24,999                          -0-
       $25,000 to $124,999                    $25,000
       $125,000 to $224,999                   $50,000
       $225,000 to $324,999                   $75,000
       $325,000 to $424,999                   $100,000

An additional $25,000 will be paid to Stockholder in payment of redemption amounts for each additional $100,000 of Cash Basis Net Income above $424,999, commencing with the first dollar

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of such $100,000. Such amounts shall be computed on a monthly basis and all amounts to be applied to redemption of Preferred Stock shall be paid to Stockholder within ten days after Corporation files each periodic report with the Securities and Exchange Commission. Cash basis Net Income shall mean the net income/loss of the Corporation, net of amortization, depreciation and other non-cash charges. The determination of such amounts shall be based upon financial statements reviewed or audited by the Corporation's independent public accountants. All amounts paid to Stockholder shall first be applied to accrued but unpaid dividends on the Preferred Stock.

       3.      Acceleration of Redemption.

               In the event of: (A) a change in control of Corporation as evidenced by (i) a change in a majority of the members of the Corporation's Board of Directors as constituted as of the date hereof, as a result of one transaction or a series of related transactions, or (ii) the issuance or transfer of a number of shares of common stock (or other security entitled to vote with common stock), which constitutes a majority of the voting power of the common stock (together with any such other class entitled to vote therewith), in one transaction or a series of related transactions; or (B) the termination of the employment of either Mihir Taneja or Carol Dore-Falcone, without such employee's consent, then, all outstanding shares of Preferred Stock shall be redeemed and all accrued but unpaid dividends shall be paid within 30 days of the occurrence of any of the foregoing events.

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       4.     Miscellaneous Provisions.

              4.1 Governing Law. This Agreement shall be construed and enforced according to the laws of the State of Florida. Any dispute regarding the terms and conditions shall be adjudicated under the laws of the State of Florida. Corporation and Stockholder hereby irrevocably consent to the jurisdiction of the Sixth Circuit Court for the State of Florida and/or the United States District Court for the Middle District of Florida in connection with any action or proceeding arising out of or relating to this Agreement.

              4.2 Amendment and Modification. This Agreement may only be amended by a written agreement executed by the parties hereto.

              4.3 No Assignment, Successors and Assigns. This Agreement shall not be transferable or assignable by Corporation or Stockholder without the express written consent of the other party. This Agreement shall inure to the benefit and be binding upon all parties and on their respective successors and permitted assigns.

              4.4 Notices. Any notice or other communication permitted or required to be given hereunder shall be in writing and shall be deemed to have been given upon mailing on the date postmarked thereupon, by first class registered mail, postage prepaid addressed to the parties at the addresses set forth on the first page of this Agreement.

              4.5 Entire Agreement. This Agreement sets forth the entire agreement between the parties with respect to its subject matter and supersedes all prior understandings and agreements with respect thereto.

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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                                GO2 PHARMACY, INC.,
                                                a Florida corporation

                                                   /s/ Kotha S. Sekharam
                                                By:_________________
                                                   Kotha S. Sekharam,
                                                   President

                                                JB CAPITAL CORP.,
                                                a Florida corporation

                                                    /s/ Jugal K. Taneja
                                                By:_________________________
                                                       Jugal K. Taneja,
                                                       President

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